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ANNUAL AUDITED REPORT
FORM X –17A-5
PART III

SEC FILE NUMBER
8-02698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

William Blair & Company, LLC

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Burke — (312) 236-1600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM
4-11-2005

0411-0596046

OATH OR AFFIRMATION

I, Timothy Burke, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental information pertaining to the firm of William Blair & Company, L.L.C. (the Company) as of December 31, 2004, are true and correct. The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc. I further affirm that neither the Company nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Timothy Burke
Chief Financial Officer


"OFFICIAL SEAL"
MARILYN J. BOINSKI
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 08/01/2006



Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Consolidated Statement of Financial Condition
(x) (c) Consolidated Statement of Income
(x) (d) Consolidated Statement of Changes in Subordinated Borrowings
(x) (e) Consolidated Statement of Changes in Principal Capital
(x) (f) Consolidated Statement of Cash Flows
Supplemental Information:
(x) (g) Computation of Net Capital
(x) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) Independent Auditor's Supplementary Report on Internal Control

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

The Principals of
William Blair & Company, L.L.C.

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. (the Company) as of December 31, 2004, and the related consolidated statements of income, changes in principal capital, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of William Blair & Company, L.L.C. at December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ernst + Young LLP

February 25, 2005

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents		$ 25,394,168
Money market funds		161,000,000
Receivables:		
Customers	$ 74,390,413	
Deposits with clearing organizations	21,716,914	
Brokers, dealers, and clearing organizations	16,889,165	
Securities borrowed	5,438,360	
Other	15,654,874	
		134,089,726
Trading securities:		
State and municipal obligations	17,357,941	
U.S. government and agency	4,842,902	
Corporate debt	659,158	
Equity	676,789	
		23,536,790
Investments		7,106,511
Securities purchased under agreements to resell		383,438
Secured demand notes (collateral market value – $152,254,151)		69,253,000
Fixed assets, at cost (net of accumulated depreciation and amortization of $56,836,664)		22,834,644
Other assets		2,893,638
Total assets		$ 446,491,915
Liabilities and principal capital		
Payables:		
Principals	$ 123,934,639	
Customers	59,814,438	
Brokers, dealers, and clearing organizations	5,562,020	
Other	24,311,842	
		213,622,939
Securities sold, not yet purchased		120,888
Accrued expenses		54,485,926
		268,229,753
Subordinated borrowings		56,135,912
Principal capital		122,126,250
Total liabilities and principal capital		$ 446,491,915

See accompanying notes.

1. Organization and Nature of Operations

The consolidated financial statements include the accounts of William Blair & Company, L.L.C., a Delaware Limited Liability Company, and its wholly owned subsidiaries, William Blair International, Limited and William Blair Global Holdings (collectively, the Company). All intercompany balances and transactions have been eliminated in consolidation.

The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc., and other principal exchanges. Its operations are primarily in Chicago, Illinois. The Company makes markets in NASDAQ securities and fixed income obligations. In addition, the Company provides investment banking, execution and clearance services, investment advice, and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities dealers.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions and Revenue

Securities transactions and related revenues and expenses are recorded on a settlement date basis. The difference between recording on a trade date and settlement date basis is not material.

Futures contracts are marked to the market daily, with the resulting gains or losses recognized in principal transactions.

Fee revenue includes amounts received for investment banking activities, managed account activities, and advisory services. Fees for mergers and acquisitions and financial restructuring services are recorded when services for the related transactions are completed and the transaction has been closed. Managed account and advisory services fees are derived from services provided to institutional and private clients. Fees are based on the contractual agreement and will vary with the type of assets managed. Fees are recognized when earned.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers highly liquid debt instruments that are purchased with a maturity of three months or less to be cash equivalents.

Cash Segregated Under Federal Regulations

Included in cash at December 31, 2004, is $21,000 of cash segregated and secured in accordance with federal and other regulations, of which $1,000 is for customer reserve requirements and $20,000 is for Proprietary Accounts of Introducing Brokers (PAIB) reserve requirements in accordance with SEC Rule 15c3-3.

Trading Securities, Investments, and Securities Sold, Not Yet Purchased

Trading securities, investments and securities sold, not yet purchased are valued at quoted market prices, except for certain investments and securities with a value of $2,513,710 that are not readily marketable, which are carried at fair value as determined by the principals.

Fair Value of Financial Instruments

Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amount on the consolidated statement of financial condition include receivables from, and payables to customers, brokers, dealers, clearing organizations, and others.

The carrying amount of subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2004.

2. Significant Accounting Policies (continued)

Securities Borrowed

Securities borrowed, collateralized by cash are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed on a daily basis, with collateral refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions. As of December 31, 2004, the Company has received securities with a market value of $5,237,924 related to the securities borrowed transactions. These securities have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales. The Company has the right to sell or repledge securities it received under its securities borrowed transactions.

Fixed Assets

Fixed assets consist of office furnishings, equipment, software, and leasehold improvements. Depreciation on office furnishings and equipment is provided on an accelerated basis over five to seven years. Leasehold improvements are amortized on a straight-line basis over twenty years. Software developed for internal use is capitalized along with purchased software and amortized on a straight-line basis over three years.

Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the consolidated statement of financial condition. Revenues and expenses are translated at average exchange rates.

Income Taxes

No provision for income taxes has been made since the income of the Company is not taxable to the Company but is includable in the income tax returns of the principals.

3. Recently Issued Accounting Standards

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This statement is effective for financial instruments entered into or modified after May 31, 2003. A nonpublic entity shall apply the requirements of this statement to all mandatorily redeemable financial instruments for the first fiscal period beginning after December 15, 2003. The statement requires that the issuer of equity that is mandatorily redeemable reclassify such equity as a liability on the statement of financial condition. The Company has adopted SFAS 150 and has reclassified its Senior Secured Demand Note Capital to subordinated borrowings (see Note 5).

4. Deposits With Clearing Organizations

At December 31, 2004, cash of $11,743,914 and U.S. government securities owned, having a market value of $9,973,000, were pledged as collateral to secure deposit requirements at various clearing corporations.

5. Subordinated Borrowings

At December 31, 2004, the Company had subordinated borrowings of $56,135,912. Subordinated borrowings represent notes payable to current or former principals of the firm. Prior to 2004 (see Note 3), amounts payable to current principals were included in principal capital on the consolidated statement of financial condition. At December 31, 2004, $5,485,912 was owed to former principals.

All subordinated borrowings have been approved by the NYSE and thus are available in computing regulatory net capital (see Note 10).

6. Commitments and Contingent Liabilities

The Company enters into exchange-traded futures contracts primarily to hedge the interest rate risk in proprietary fixed income trading positions and fixed income commitments. The contract amounts of open futures contracts sold at December 31, 2004, are $10,900,000. The contract amounts reflect the volume and activity and do not reflect the risk of loss due to counterparty nonperformance.

6. Commitments and Contingent Liabilities (continued)

The contract amounts of open contractual commitments of fixed income securities reflect the Company's extent of involvement in a delayed delivery and do not represent the risk of loss due to counterparty nonperformance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position or results of operations. At December 31, 2004, the Company had the following open contractual commitments:

Commitments to purchase	$21,042,855
Commitments to sell	$23,529,986

The Company is a defendant in lawsuits incidental to its securities and underwriting business. In the opinion of management, after consultation with outside legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's consolidated financial position or results of operations.

The Company's lease agreements covering office space and certain office equipment require annual lease payments through the year 2011. For the year ended December 31, 2004, total rent expense for the Company amounted to $13,645,000. Future minimum annual lease payments required of the Company at December 31, 2004 are as follows:

Year	Lease Payments
2005	$ 9,780,000
2006	8,543,000
2007	8,604,000
2008	8,760,000
2009	7,579,000
2010 to 2011	11,981,000
Total minimum lease payments	55,247,000
Less sublease rental income	3,167,000
Net minimum lease payments	$ 52,080,000

6. Commitments and Contingent Liabilities (continued)

As of December 31, 2004, the Company was contingently liable in the amount of $166,260 under a letter-of-credit agreement issued in connection with the Company's leasehold improvement obligations.

Guarantees

The Company applies the provisions of the FASBs Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral (see Note 4). The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

7. Financial Instruments

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

7. Financial Instruments (continued)

Contractual commitments and futures contracts provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date and price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value.

Securities sold, not yet purchased, consist primarily of equity securities and are valued at market. Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the market values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral to limit the Company's exposure to counterparty credit risk. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. In the event a counterparty fails to satisfy its obligations, the Company may be required to liquidate the counterparty's position and to purchase or sell the counterparty's collateral at then-prevailing market prices. The Company monitors the margin levels daily and, pursuant to such guidelines, requires the counterparty to deposit additional collateral or to reduce positions when necessary. Management believes the margin deposits held at December 31, 2004, are adequate to minimize the risk of material loss that could be created by the positions currently held.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. The Company obtained margin collateral from customers with a market value of $91 million at December 31, 2004, none of which was used to collateralize bank loans or securities loaned. Additionally, the Company pledges securities as collateral to satisfy margin deposits of various clearing organizations. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in

7. Financial Instruments (continued)

order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

8. Related Party Transactions

Fee revenues include management advisory fees of $10,124,135 and $48,091,110 from various affiliated partnerships and the William Blair Mutual Funds, Inc. (the Funds), respectively. Included in other receivables is $4,810,677 of receivables from the Funds. The Company serves as the Funds' investment advisor and provides administrative services to the Funds under a management agreement. Included in investments is $6,184,743 of investments in various affiliated partnerships and the Funds.

9. Profit-Sharing Plan

The Company sponsors a qualified profit-sharing plan that covers substantially all U.S. employees and principals who meet certain eligibility requirements. The annual Company contribution to the plan is discretionary. For the year ended December 31, 2004, the Company's contribution to the plan on behalf of eligible employees totaled approximately $4,024,000.

10. Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission and the New York Stock Exchange, Inc. The Company computes its net capital requirement under the alternative method, provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items, as defined. At December 31, 2004, the Company had net capital of $117,380,682 and required net capital of $1,489,958. The Company's ratio of net capital to aggregate debit items was 158%.

Prepayment of subordinated borrowings and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

11. Consolidated Subsidiaries

The assets of approximately $7.2 million and the capital of approximately $6.2 million of William Blair International, Limited are included in the consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors as permitted by Rule 15c3-1. Minimum net capital required for William Blair International, Limited is approximately $2.0 million. The capital of William Blair Global Holdings is not included in the computation.